Form C
Offering Statement

Name of issuer: **Royalty Partners: 1st Chair LLC**

Legal status of issuer:
Form: **Limited Liability Company**
Jurisdiction of Incorporation/Organization: **Delaware**
Date of organization: 4/2021
Physical address of issuer: **303 North Glenoaks Blvd,Suite 200 Burbank, CA 91502**

Website of issuer: **bestmusicco.org**
Name of intermediary through which the offering will be conducted: **Music Benefactors**.
CIK number of intermediary: **0001808550**
SEC file number of intermediary: **7-231**
CRD number, if applicable of intermediary: **309083**
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5% of the offering amount upon a successful fundraise (raise minimum target goal) up to $1 million. 3% of funds raised over $1 million.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for
the intermediary to acquire such an interest: **NO**

Type of security offered: LLC Shares
Target number of securities: 150,000
Price (or method for determining price): $10.00
Method for determining price: 150,000 shares represent 100% of LLC shares. Prorated portion of the total principal value of will be sold in increments of $1,000 minimum investment with $500 increments
Target offering amount: $150,000.00
Oversubscription: Yes
If yes, disclose how oversubscriptions will be allocated: Oversubscription allocated according to first come first serve basis.
Maximum offering amount (if different from target offering amount): $5,000,000.
Deadline to reach the target offering amount: 7/1/2022.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:		
Cash & Cash Equivalents:	1000.00	N/A
Accounts Receivable:	0.00	N/A
Short-term Debt:	0.00	N/A
Long-term Debt:	0.00	N/A
Revenues/ Sales:	0.00	N/A
Cost of Goods Sold:	0.00	N/A
Taxes Paid:	0.00	N/A
Net Income:	0.00	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company,

its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Royalty Partners: 1st Chair LLC**

ELIGIBILITY

2. Check the box to certify that all of the following statements are true for the issuer:
• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
• Not an investment company registered or required to be registered under the Investment Company Act of 1940.
• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: See Officers below
Principal Occupation: See Officers below
Main Employer:The Best Music Company

Year Joined as Director: 2021
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:(**See Principal Security Holder Below)**

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: (**See Principal Security Holder Below)**

Positions Held: Managing Members

Year Joined: 2021

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Below are the three managing members of BMC Management. BMC Management is the manager of Royalty Partners: 1st Chair.

Martin Cernosek - Chief Investment Officer
Martin Cernosek has over 20 years of revenue-generation, operations, and business development experience with companies across a range of industries. His background includes executive leadership roles in music, media, entertainment, technology, sports, travel, and hospitality.

Martin is currently the Chief Investment Officer of BMC Management Corp, the parent company to Royalty Partners LLC, an investment focused on sourcing, valuing, acquiring and growing music royalty copyrights. Martin is the executive in charge of all operational, investment, fundraising, and partner relations functions of Royalty Partners LLC.

Martin has an MBA from USC's Marshall School of Business and is an active music industry advisor and networker.

Jennifer Cary
Jenn Cary has 20 years of experience in the music business working directly with artists, managers, business managers, and entertainment law firms.

A New York native and a 2nd generation entrepreneur, Jenn Cary studied at New York Law School and followed her career to California in 2006. She has a keen understanding of copyright and contract law, and an enthusiastic aptitude for music royalties.

Steve Weatherby
Since 1996 Steve has plotted a course that has afforded him a unique insight into the business of music. Steve has held positions at major labels, publishers, distributors as well as top-tier business management firms

Steve is a hands-on leader who gently steers the creatively inclined through big business processes. His sound judgment and insight has established him to be a sought-after music industry advisor.

BUSINESS AND ANTICIPATED BUSINESS PLAN
7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

The Company's objective is to provide shareholders with an attractive and growing level of income, together with the potential for capital growth, from investment in music royalties and associated musical intellectual property rights, in accordance with its Investment Policy.

The Company's investment policy is to diversify risk through investment in a portfolio of songs and associated musical intellectual property rights (including, but not limited to, master recordings, rights over future songs that are acquired by the Group through the payment of advances to such songwriter and secured against the future song, and producer royalties). The Company seeks to acquire 100 per cent. of a songwriter's copyright interest in each song, which would comprise their writer's share, their publisher's share and their performance rights. In appropriate cases, however, the Company may not acquire all three elements of the songwriter's interest. The Company acquires interests in songs which are solely authored or co-authored. The Company may also acquire interests in songs jointly with another purchaser. Each song is considered by the Company to be a separate asset.

The Company, directly or indirectly via portfolio administrators, enters into licensing agreements, under which the Company receives payments attributable to the copyright interests in the songs which it owns. Such payments may take the form of royalties, licence fees and/or advance payments, including: mechanical royalties – when a copy of a song is made, whether physical (e.g. CDs, DVDs) or digital (e.g. permanent downloads, streaming, webcast); performance royalties – when a song is performed live or broadcast on TV or Radio, or when a song is

streamed online; and synchronisation fees – when a song is used in another form of media (e.g. movie, TV show, video game, advertisement).

The Company focuses on delivering income growth and capital growth by pursuing efficiencies in the collection of payments and active management of the songs it owns.

The Company may acquire songs for consideration consisting of cash, shares or a combination of cash and shares, and payment of part of the consideration may be on deferred terms. The Company may acquire songs or Catalogues directly, or indirectly by acquiring the entity through which such songs or Catalogues are held.

Whilst the Company does not intend to sell the songs it owns, it may make disposals of songs where it considers such a disposal to be in the best interests of Shareholders.

Investment restrictions The Company invests its assets and manages the songs it acquires with the objective of constructing a high quality and diversified Portfolio of songs. The Company acquires Catalogues from a number of different songwriters, which includes songs diversified across music genres and sung by numerous recording artists. The Company is subject to the following investment restrictions: the Company holds interests in a minimum of 300 songs; the advances made to songwriters in connection with the acquisition of rights over future songs will not represent more than 5 per cent. of the Company's Gross Assets, calculated at the date of the relevant advance; the value of any single song does not, and will not, represent more than 10 per cent. of the Company's Gross Assets, calculated at the date of the acquisition of such song (and re-calculated in the aggregate upon the acquisition of any additional interest in a song). In the event this limit is breached at any point after the relevant investment has been made or added to (for example due to a change in valuation of any song), there is no requirement to sell any song, in whole or in part; and the Company does not, and will not, invest in closed-ended investment companies or other investment funds

Cash management The Company's uninvested capital may be invested in cash, cash equivalents, near cash instruments and money market instruments.

Investment Strategy

The Managing Members are responsible for identifying catalogues for potential investment by the Company, in accordance with the Company's Investment Objective and Policy. Pursuant to the Investment Advisory Agreement, the Managing Members is also responsible for the ongoing management of songs acquired by the Company with a view to increasing royalty income and collection as well as developing strategies to maximise the earning potential of a song through improved placement and usage, and regular supervision of portfolio administrators and royalty collection agents, subject to the oversight of the Directors.

The Managing Members continue to believe that a combination of its expertise in selecting and managing songs (in cooperation with portfolio administrators), should enable attractive returns to be realised from the songs that the Company acquires. The Managing Members believe that its relationships are key to sourcing Catalogues and synch opportunities. The Managing Members believes that the Company has a competitive advantage over most of the major publishers because the Company is advised by the Managing Members and its Advisory Board, a carefully assembled panel of leading music industry figures, from recording artists to songwriters, producers to managers, and lawyers to consultants, who the Managing Members believes are better placed to advise on any given song's potential market, reach and popularity. The Managing Members's Team will also have a lower ratio of songs to each individual in the team managing the songs, thereby, in the opinion of the Managing Members, allowing the Managing Members to target synchronisation opportunities more effectively, generating enhanced returns.

The Company's Portfolio comprises Catalogues, and the Managing Members is seeking to continue to identify Catalogues, which include songs with the following characteristics: proven hit songs with a track record of success and cultural impact; culturally influential and therefore likely to be continuously played and/or covered by new recording artists; under-exploited and for which the Managing Members has identified potential synch or cover opportunities; and offering upside from improving the administration of collection of the royalty income and through negotiating competitive fees with the relevant portfolio administrator.

The Managing Members believe that its extensive experience across a broad spectrum of music genres, together with its relationships with songwriters and recording artists in the music industry, means it is well positioned to continue to source opportunities for the Company to invest in a diverse range of attractive Catalogues and then assist the Company in maximizing earnings from them.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not

pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:
Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on artist's past streaming numbers as a good indicator of performance for this upcoming Project.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other investment funds. Many of these companies may have access to other financial, technical, and human resources, which could give them advantages in purchasing music catalogs. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically (the "Managers"). The Company's success is dependent on the ability of the Managers and Company to source and purchase music catalogs and songs at appropriate prices. The loss of the management team could have a material adverse effect on the company to execute its strategy.

Piracy: The proliferation of unauthorized copies and piracy of songs in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: Music is streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Streaming royalties for the music are a main source of revenues for the "Company", variations in payouts can impact returns for investors.

Audience appeal: Music is trendy. Fans lose and gain interest in genres of music. Changes in listener behavior could impact revenue generated by the music owned. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for investors: LLC shareholders will not have any voting rights in the Company. All business decisions with regard to the company shall be made solely by the managers.

Indemnification: Under certain circumstances set forth specifically in the operating agreement, covered person under the Company (the Managers) will be indemnified for any

liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

THE OFFERING

9. What is the purpose of this offering:
The Company intends to use the net proceeds for this offering to purchase songs and other music intellectual property which generate music royalties to the company. The Company expects but cannot specify with certainty to use the net proceeds from the Offering in the manner described below. Therefore, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering:

The proceeds of the offering will be used to purchase songs and other music intellectual property.

11. How will the issuer complete the transaction and deliver securities to the investors:
The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on Music Benefactors ("Portal"): 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be

recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will

receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: **Equity**

Type of Security: LLC Shares

Distributions shall be made in accordance with the following priorities:

14. Do the securities offered have voting rights**: No**

15. Are there any limitations on any voting or other rights identified above**: Yes: No voting rights**

16. How may the terms of the securities being offered be modified: **The terms of the securities may not be modified**

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the

categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:
N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in LLC shares do not have any voting rights in the Company. As a result, majority voting shares holders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer: **NO**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best Interest.
For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to investors and could dilute investment shares.

21. How are the securities being offered being valued? Include examples of methods for how

such securities may be valued by the issuer in the future, including during subsequent corporate actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a pro rata valuation. The company intends to raise $5 million to purchase music catalogs, songs and other music intellectual property. 500,000 shares will be issued with each share valued at $10. Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C. In the future these securities will be valued taking into account factors that are industry standard.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Album's ability to generate royalties. There are many factors that will determine the Album's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
• additional issuances of securities,
• issuer repurchases of securities,
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering,
in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, including forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations:
The company was formed in April 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.
-Revenue and Gross Margin: For period ending December 2020, the Company has revenues of $0.
-Assets: As of January, the Company has total assets of $1000.00, including $1000.00 in cash.
- The Company has not generated any revenue to date.
-Liabilities: The Company has liabilities of $.00 as of June 2021

Liquidity and Capital Resources:
It is imperative for the company to raise a minimum of $500,000 to commence purchasing songs and music intellectual property. If the company does not reach its minimum fundraising goal, investor funds will be returned at the close of the offering.

Runway and Short/ Mid Term Expenses:
Royalty Partners: 1st Chair LLC has limited expenses and costs until it can raise a minimum investable amount. The company's operation will commence when it reaches its minimum raise goal.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed

fiscal years or the period(s) since inception, if shorter: Royalty Partners: 1st Chair LLC was organized in the state of Delaware in April 2021. It has no previous operating history.

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      (i) in connection with the purchase or sale of any security: **No**
      (ii) involving the making of any false filing with the Commission: **No**
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, Managing Members, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      (i) in connection with the purchase or sale of any security: **No**
      (ii) involving the making of any false filing with the Commission: **No**
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, Managing Members, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer: **No**
(B) engaging in the business of securities, insurance or banking: **No**

(C) engaging in savings association or credit union activities: **No**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-
year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, Managing Members or funding portal: **No**
(ii) places limitations on the activities, functions or operations of such person: **No**
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Managing Members Act of 1940 or any other rule or regulation thereunder: **No**
(ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from
association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required
    statements, in the light of the circumstances under which they are made, not misleading.

**All information presented to investors hosted on https://musicbenefactors.com is available in
the appendixes below:**

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission
annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:
https://thebestmusicco.org

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange
Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one
annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual
reports required pursuant to this section for at least the three most recent years and has total
assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section
4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete
redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Financial Statements

Balance Sheet as
of March 31,
2021

Prepared By:

For:
Royalty Partners: 1st Chair

ASSETS

Current Assets

Cash: $1000

Accounts Receivable

Other Initial Costs

Total Current Assets $

-

Fixed Assets

Equipment

Other

Total Fixed Assets $

-

(Less Accumulated Depreciation) $

-Total Assets $1000.00

LIABILITIES & EQUITY Liabilities   Accounts Payable Other Current Liabilities

Current Liabilities   Long-term Liabilities

Notes Payable Interest Payable

Equity
Stockholders Equity
Net Income

| | Total Liabilities | $ |
| | | - |

Total Liabilities and Equity

	$
	-
	$

| -Total Equity $ |

| - |

| | $ |
| | - |

Royalty Partners: First Chair, LLC NOTES TO THE FINANCIAL STATEMENTS As of June 1, 2021

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Royalty Partners: 1st Chair, LLC intends to fund operations and growth through amounts raised under an equity offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, Royalty Partners; 1st Chair, LLC will distribute most of the annual profits, if any, it receives at the end of each year to Royalty Partners: 1st Chair, LLC equity holders according to percent ownership.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Royalty Partners: 1st Chair LLC

A Manager-Managed Limited Liability Company

ARTICLE I

Company Formation

1.1. FORMATION. The Member hereby does form a Limited Liability Company ("Company")

subject to the provisions of the Limited Liability Company Act as currently in effect as of this

date. This Agreement became effective the date Articles of organization were filed with the

Delaware Secretary of State and is between the Company and its Member.

1.2. NAME. The name of the Company shall be: Royalty Partners: 1st Chair LLC.

1.3. REGISTERED AGENT. The name and location of the registered agent of the Company shall

be:

Local Agent Services LLC

256 Chapman Rd STE 105-4

Newark, DE 19702

1.4. TERM. The Company shall continue for a perpetual period unless,

(a) The Manager resigns without appointing a successor; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the

Member; or

(c) Any other event causing dissolution of this Limited Liability Company under the laws of the

State of Delaware.

1.5. BUSINESS PURPOSE. The purpose of the Company is to purchase, hold and manage the

Acquired Assets, distribute Royalty Proceeds to the Members, and to engage in any and all

activities necessary or incidental thereto; And any other lawful activity for which an LLC may be

organized.

1.6. PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the

Company shall be:

2055 Limestone Rd STE 200-C

Wilmington, DE 19808

United States

The principal place of business may be changed to a location the Member may select. The Member

may also choose to store company documents at any address the Member chooses.

2

1.7. MEMBER. The name and place of residence of the Member are contained in Exhibit 1

"Certification of Member" attached to this Agreement.

1.8. MEMBERSHIP INTEREST AND PERCENTAGE. Ownership rights in the Company are

reflected in the Membership Interests and Percentages stated in the Capital Account maintained in

the Required Records.

The Company shall not issue Membership certificates but shall at the request of the Member provide

a statement setting forth the Membership Interest Percentage owned and any effective transfers.

1.9. ADMISSION OF ADDITIONAL MEMBERS. Except as otherwise expressly provided in

the Agreement, additional Members may be admitted to the Company through issuance by the

Company of a new interest in the Company or a sale of a percent of current Member's interest.

Any person not already a Member of the Company must execute and deliver to the Company a

signed copy of the Joinder Agreement attached as Exhibit 2 to be admitted as a Member. Upon

satisfaction of the provisions of ARTICLE 7.2, the amendment of the Members Schedule, receipt

of the Joinder Agreement, and, if a condition, the receipt by the Company of payment for the

issuance of the applicable interest, such person shall be admitted as a Member, shall be a party

hereto, shall be deemed listed as such on the books and records of the Company, and thereupon

shall be issued his, her, or its interest. The Manager shall also adjust the Capital Accounts of the

Members as necessary in accordance with current market value.

1.10. POWERS. The Company has all powers granted under the laws of Delaware.

1.11. MEMBER MEETINGS. The Members may, but need not, meet as a Member for whatever

purpose specified.

1.12. RECORDS. The Members shall cause the Company to keep at its principal place of business

or other location the following:

(a) A copy of the Certificate of Formation and the Company Operating Agreement and all

amendments;

(b) Copies of the Company's federal, state and local income tax returns and reports, if any, for the

three most recent years;

(c) Copies of any financial statements of the limited liability company for the three most recent

years.

ARTICLE II

Capital Contributions

2.1. INITIAL CONTRIBUTIONS. The Member have contributed to the Company the amounts,

in the form of cash, property, services, or a promissory note or other obligation (as such amounts

may be amended herein from time to time, the "Capital Contributions") set out in the Members in

Exhibit 2.

2.2. ADDITIONAL CONTRIBUTIONS. Except as provided in ARTICLE 6.2., the Member

shall not be obligated to make any additional contribution to the Company's capital.

ARTICLE III

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3

Profits, Losses and Distributions

3.1. PROFITS/LOSSES. For financial accounting and tax purposes the Company's net profits or

net losses shall be determined on an annual basis and shall be allocated to the Members in

proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as

amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2. DISTRIBUTIONS. The Member shall determine and distribute Royalty Proceeds, along with

unaudited financial statements, to the Members no later than 30 days after the end of each calendar

quarter in which Company receives a royalty payment. Distributions of available cash shall be

made to the Members at the times and in the aggregate amounts determined by the Manager. Such

distributions shall be paid to the Members pro rata in accordance with their respective Units.

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall

not make any distribution to Members if such distribution would violate Section 18-607 of the

Delaware Act or other Applicable Law.

Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made

in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-

I(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall

be a qualified income offset, as set forth in Treasury Regulation 1.704-I(b)(2)(ii)(d).

ARTICLE IV

Management

4.1. DESIGNATION OF MANAGER. The Company shall be managed initially by: BMC

Management Corp.

The term Manager is singular in this Agreement; however, the term encompasses all Managers,

irrespective of whether there is one or more. A Manager need not be a Member.

4.2. RESIGNATION OF MANAGER. A Manager may resign by providing written notice to the

Member. The resignation takes effect 30 days after the date notice is delivered or a specified later

date, within such time Manager may appoint a successor Manager. If the Manager resigns without

appointing a successor Manager, the Company shall be dissolved in accordance with ARTICLE

VIII.

4.3. AUTHORITY OF MANAGER. The Manager has sole authority to manage the Company

and is authorized to make any contracts, enter into any transactions and make and obtain any

commitments on behalf of the Company to conduct or further the Company's business. If there are

two or more Managers serving, the signature of one Manager binds the Company; however,

Managers shall act by majority consent.

4.4. DUTIES OF MANAGER. Each Manager must discharge his, her or its responsibilities in

good faith, with the care of an ordinarily prudent person in a like position and in a manner

reasonably believed to be in the best interests of the Company.

4.5. INDEMNIFICATION AND HOLD HARMLESS OF MANAGER. The Manager shall not

be liable, responsible, or accountable in damages or otherwise to any Member for any loss or

damage incurred because of any act or omission performed or omitted by the Manager in good

faith on behalf of the Company and in a manner reasonably believed by the Manager to be within

4

the scope of the authority granted the Manager by this Agreement and in the best interests of the

Company.

Gross Negligence or Willful Misconduct. A Manager shall be personally liable, responsible and

accountable to any Member if the Manager is guilty of fraud, intentional breach of this Agreement,

gross negligence or willful misconduct regarding an act or omission.

Good Faith Acts or Omissions. Any act or omission performed or omitted by a Manager on advice

of counsel to the Company shall be conclusively deemed to have been performed or omitted in

good faith.

No Personal Liability for Capital Contributions. The Manager shall not be personally liable for

the return of the capital contribution of any Member, or any portion thereof, it being expressly

understood that any such return shall be made solely from Company assets.

Indemnity Provisions. The Company shall indemnify, save, defend and hold the Manager harmless

from and against any loss, expense, or damage suffered by the Manager resulting from any act or

omission of the Manager relating to the Company; however, the Company shall not be required to

indemnify the Manager for any loss, claim, expense, or damage incurred as a result of the willful

misconduct, gross negligence or fraud of the Manager.

4.6. MANAGER. The liability of the Member shall be limited as provided pursuant to applicable

law. The Manager is in control, management, direction, and operation of the Company's affairs

and shall have powers to bind the Company with any legally binding agreement, including setting

up and operating an LLC Company Bank account.

4.7. COMPANY INFORMATION. Upon request, the Manager shall supply to any Member

information regarding the Company or its activities. Each Member or his authorized representative

shall have access to and may inspect and copy all books, records and materials in the Manager's

possession regarding the Company or its activities.

4.8. EXCULPATION. Any act or omission of the Member, the effect of which may cause or

result in loss or damage to the Company or the Member if done in good faith to promote the best

interests of the Company, shall not subject the Member to any liability to the Member.

4.9. CONFLICTS. A Member or Manager will not violate a duty or obligation owed to the

Company merely because the conduct of the Member furthers the Member's or Manager's own

interest. No transaction with the Company shall be voidable solely because Manager has a direct

or indirect interest in the transaction if the material facts of the transaction and the Member's

interests have been disclosed to the Member and the transaction is fair to the Company.

ARTICLE V

Compensation

5.1. MANAGEMENT FEE. Manager shall be entitled to fifteen percent (15%) of Gross Revenue

as compensation for services rendered including identifying the Acquired Assets, conducting due

diligence, valuation of the Acquired Assets, negotiating and closing the purchase and sale of the

Acquired Assets.

5

5.2. REIMBURSEMENT. Manager shall be reimbursed for all third-party charges and out-of-

pocket costs and expense incurred by the Manager or its Affiliates that as related to the operations of

the Company, including but not limited to Administrative Expenses.

ARTICLE VI

Bookkeeping

6.1. BOOKS. The Manager shall maintain complete and accurate books of account of the

Company's affairs at the Company's principal place of business or other agreed location. Such

books shall be kept on such method of accounting as the Manager shall select. The company's

accounting period shall be the calendar year.

6.2. MEMBER'S ACCOUNTS. The Member shall maintain separate capital and distribution

accounts for each Member. The Member's capital account shall be determined and maintained in

the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital

contribution increased by:

(a) Any additional capital contribution made by him/her;

(b) Credit balances transferred from his distribution account to his capital account; and decreased

by:

(a) Distributions to him/her in reduction of Company capital;

(b) The Member's share of Company losses if charged to his/her capital account.

6.3. REPORTS. The Manager shall close the books of account after the close of each calendar

year, and prepares a statement of such Member's distributive share of income and expense for

income tax reporting purposes.

6.4. CONTENTS AND LOCATION OF REQUIRED RECORDS. The Company shall

maintain its Required Records at its principal place of business.

6.5. MAINTENANCE OF PARTICULAR RECORDS. The Company shall comply with the

LLC Act; specifically, the Company shall maintain the records and information required by the

Delaware Secretary of State, including, without limitation, the following:

• Name, address, phone number and e-mail address of the Member or Member's authorized

agent; and

• Capital Account for each Member, including all capital contributions, Membership Interest

Percentage and transfers.

ARTICLE VII

Transfers

7.1. TRANSFER OF MEMBERSHIP. Except as permitted pursuant to ARTICLE 7.2, no

Member shall transfer all or any of its interest in the Company without first providing written

notice to Manager ("Transfer Notice"). The Company shall have an option for a period of ten (10)

days from delivery of the Transfer Notice to elect to purchase the Members interest. If the

Company elects to purchase Members interest, then the scheduled closing therefor shall be no later

than forty-five (45) days after delivery to the Company of the Transfer Notice.

7.2. ASSIGNMENT. According to the appropriate Court, should the Member have a creditor with

a judgment that was issued an assignment of the Membership interest, the creditor shall only obtain

an assignment of the Membership interest, not the actual transfer of Membership in the LLC. The

new assignee does not have any rights of the Member or have the ability to be involved in

management of the LLC or the right to dissolve the LLC. The new assignee is only granted rights

of the distributions of the Member's interests, if the Member decides to distribute at all, not the

rights of Membership. The assignee must release the Member's interests back to Member upon

payment of the judgment in accordance with the appropriate Court.

ARTICLE VIII

Dissolution

8.1 DISSOLUTION. The Company shall be dissolved and its affairs wound up only

upon the occurrence of any of the following events:

- The Manager resigns without appointing a successor; or

- The sale, exchange, involuntary conversion, or other disposition or Transfer of all of the

Acquired Assets of the Company; or

- The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

8.2 EFFECTIVENESS OF DISSOLUTION. Dissolution of the Company shall be effective on

the day on which the event described in Section 8.1 occurs, but the Company shall not terminate

until the winding up of the Company has been completed, the assets of the Company have been

distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled

as provided in Section 8.4.

8.3 LIQUIDATION. If the Company is dissolved pursuant to Section 8.1, the Company shall be

liquidated, and its business and affairs wound up in accordance with the Delaware Act and the

following provisions:

• The Manager, or another Person selected by the Manager, shall act as liquidator to wind

up the Company (the "Liquidator"). The Liquidator shall have full power and authority to

sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate

the affairs of the Company in an orderly and business-like manner.

• As promptly as possible after dissolution and again after final liquidation, the Liquidator

shall cause a proper accounting to be made by a recognized firm of certified public

accountants of the Company's assets, liabilities, and operations through the last day of the

calendar month in which the dissolution occurs or the final liquidation is completed, as

applicable.

• The Liquidator shall liquidate the assets of the Company and distribute the proceeds of

such liquidation in the following order of priority, unless otherwise required by mandatory

provisions of Applicable Law:

7

o First, to the payment of the Company's debts and liabilities to its creditors

(including Members, if applicable) and the expenses of liquidation (including sales

commissions incident to any sales of assets of the Company);

o   Second, to the establishment of and additions to reserves that are determined by the

Manager to be reasonably necessary for any contingent unforeseen liabilities or

obligations of the Company; and

o   Third, to the Members, on a pro rata basis, in accordance with the positive balances

in their respective Capital Accounts, as determined after taking into account all

Capital Account adjustments for the taxable year of the Company during which the

liquidation of the Company occurs.

8.4 REQUIRED FILINGS. Upon completion of the winding up of the Company, the Liquidator

shall make all necessary filings required by the Delaware Act.

ARTICLE IX

Miscellaneous

9.1. GOVERNING LAW. This Agreement, and any question, dispute or other matter related to

or arising under this Agreement, shall be governed by the laws of Delaware.

9.2. BINDING EFFECT. This Agreement binds the Member and all successors and assigns.

9.3. COMPLETE AGREEMENT. This Agreement includes the articles of organization, each as

amended from time to time, constitutes the complete and exclusive Agreement of the Member and

supersedes all prior agreements, whether oral or written, with respect to the subject matter hereof

and thereof.

9.4. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or

unenforceable:

- That provision shall be severed and this Agreement shall be construed and enforced as if

the illegal, invalid or unenforceable provision had never been part;

- The remaining provisions of this Agreement shall remain in full force and shall not be

affected by the illegal, invalid or unenforceable provision or by its severance; and

- In place of the illegal, invalid or unenforceable provision, there shall be added to this

Agreement a legal, valid and enforceable provision as similar to the illegal, invalid or

unenforceable provision as legally possible.

9.5. GENDER AND NUMBER. As used in this Agreement, the masculine, feminine and neuter

gender, and the singular or plural number shall be considered to include the others whenever the

context indicates.

ARTICLE X

Definitions

10.1 DEFINITIONS. Capitalized terms used herein and not otherwise defined shall have the

meanings set forth in this Section 10.1:

8

- "Acquired Assets" means any right, title or interest acquired in accordance with a

royalty payments derived from, a copyright in and to any musical compositions or master

recordings.

- "Administrative Expenses" means the Company's administrative expenses, including,

but not limited to, publishing administration and/or collection fees, legal fees, tax

preparation, and banking and accounting fees.

- "Delaware Act" means the Delaware Limited Liability Company Act and any successor

statute, as it may be amended from time to time.

- "Royalty Proceeds" means the gross amount of the proceeds received by the Company on

account of the Company's ownership of the Acquired Assets, less the Administrative

Expenses.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective

Date by and among the Company and the person executing this Agreement as Member. It is the

Member's express intention to create a limited liability company in accordance with applicable

law, as currently written or subsequently amended or redrafted.

The undersigned hereby agrees, acknowledges and certifies that the above Operating Agreement

has been accepted and approved by the Member, the agreement consisting of 8 pages, constitutes,

together with Exhibit 1 and Exhibit 2, the Operating Agreement of Royalty Partners: 1st Chair

LLC, adopted by the Member as of May 21, 2021.

Member:

BMC Management Corp.

Member, 100%

Signature: _____

Name: _____

Title: _____

Manager:

BMC Management Corp.

Signature: _____

Name: _____

Title: _____

Martin Cernosek

CIO

Jennifer Cary

Vice President

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EXHIBIT 1

CERTIFICATION OF MEMBER

As of the 21

th

day of May 2021 the undersigned hereby agrees, acknowledges and certifies

acceptance of this operating agreement:

BMC Management Corp., 100%

303 North Glenoaks Blvd, Suite 200, Burbank, California, United States 91502

Signature: ______________________

Name: _________________________

Title: __________________________

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Jennifer Cary

Vice President

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EXHIBIT 2

JOINDER AGREEMENT

Reference is hereby made to the Operation Agreement, dated May 22, 2021, as amended from

time to time (the “LLC Agreement”), by and among Royalty Partners: 1st Chair LLC, a

Delaware limited liability company (the “Company”) and BMC Management Corp., a California

Corporation (the “Manager”), and any other person who, after the date hereof, becomes a

Member in accordance with the terms of this Agreement (collectively, the “Members”).

The undersigned hereby acknowledges that it has received and reviewed a complete copy of the

LLC Agreement and agrees that upon execution of this Joinder, such person shall become a party

to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms

and conditions of the LLC Agreement as though an original party thereto and shall be deemed,

and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights

incidental thereto.

The undersigned hereby acknowledges that Manager experiences certain conflicts of interest in

connection with the management Company. Some of the material conflicts that Manager and its

affiliates face include the following:

• We depend on our Manager to select our investments and conduct our operations. We

pay fees and expenses to our Manager and its affiliates that were not determined on an

arm's length basis, and therefore we do not have the benefit of arm's length negotiations

of the type normally conducted between unrelated parties.

• Our prior performance may not predict our future results. Therefore, there is no assurance

that we will achieve our investment objectives.

• Our Manager's executive officers are also officers, directors, managers and/or key

professionals of our publishing administrator. As a result, they face conflicts of interest,

including time constraints, allocation of investment opportunities and conflicts created by

our compensation arrangements with our publishing administrator.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the

LLC Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of

_____.

By: _____

Name:

Title:

.



External Review of Financial Statements

In accordance with SEC Reg CF rules, offering companies raising more than $107,000 and $1,070,000 are required to have financial statements reviewed and/or audited by an independent CPA firm. Royalty Partners: 1st Chair is a new entity created April 15, 2021 in the state of Delaware. Royalty Partners: 1st Chair has no operating history and no financial statements to be reviewed.

_____

Martin Cernosek
Managing Member

_____6/10/2021_____
Date